Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.’s 333-116055, 333-123707 and 333-153017 on Form S-8 and Registration Statement No. 333-141953 on Form S-3 of our report dated March 12, 2010, relating to the consolidated financial statements and financial statement schedule of inContact, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of the provisions of Accounting Standards Codification 820-10, Fair Value Measurements and Disclosures), and our report dated March 12, 2010 relating to the effectiveness of inContact, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of inContact, Inc. for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah

March 12, 2010